Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

RESIGNATION OF NON-EXECUTIVE DIRECTOR, CHAIRMAN OF THE BOARD AND CHAIRMAN OF THE NOMINATION COMMITTEE

AND

RESIGNATION OF EXECUTIVE DIRECTOR AND CHIEF EXECUTIVE OFFICER

The Board announces that with effect from 2 September 2019:

(1)         Mr. Yang Hua has resigned as a Non-executive Director, the Chairman of the Board and the Chairman of the Nomination Committee of the Company; and

(2)         Mr. Yuan Guangyu has resigned as an Executive Director and the Chief Executive Officer of the Company.

RESIGNATION OF NON-EXECUTIVE DIRECTOR, CHAIRMAN OF THE BOARD AND CHAIRMAN OF THE NOMINATION COMMITTEE

The board of directors of CNOOC Limited (the “Company”) (the “Board”) announces that with effect from 2 September 2019, Mr. Yang Hua (“Mr. Yang”) has resigned as a Non-executive Director, the Chairman of the Board and the Chairman of the Nomination Committee of the Company (the “Nomination Committee”) due to the change of the appointment.

Mr. Yang confirmed that he has no disagreement with the Board and is not aware of any matters relating to his resignation that need to be brought to the attention to the Shareholders of the Company and The Stock Exchange of Hong Kong Limited.

During the period from the effective date of the resignation of Mr. Yang to the effective date of the appointment of the new Chairman of the Board and the new Chairman of the Nomination Committee, the duties and responsibilities of the Chairman of the Board and the Chairman of the Nomination Committee will be performed by the Vice Chairman of the Board. The Company will issue a further announcement as and when appropriate.

RESIGNATION OF EXECUTIVE DIRECTOR AND CHIEF EXECUTIVE OFFICER

The Board announces that with effect from 2 September 2019, Mr. Yuan Guangyu (“Mr. Yuan”) has resigned as an Executive Director and the Chief Executive Officer of the Company (the “Chief Executive Officer”) due to retirement.

Mr. Yuan confirmed that he has no disagreement with the Board and is not aware of any matters relating to his resignation that need to be brought to the attention to the Shareholders of the Company and The Stock Exchange of Hong Kong Limited.

During the period from the effective date of the resignation of Mr. Yuan to the effective date of the appointment of the new Chief Executive Officer, the duties and responsibilities of the Chief Executive Officer will be performed by the President of the Company. The Company will issue a further announcement as and when appropriate.

The Board would like to take this opportunity to express its appreciation and gratitude to Mr. Yang Hua and Mr. Yuan Guangyu for their tremendous contribution to the Company and the offshore oil industry.

By Order of the Board CNOOC Limited Wu Xiaonan Joint Company Secretary

Hong Kong, 2 September 2019

As at the date of this announcement, the Board comprises the following:

Executive Director Xu Keqiang Non-executive Director Wang Dongjin (Vice Chairman)	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Qiu Zhi Zhong